Exhibit 99.1

OSISKO GOLD ROYALTIES COMPLETES
ACQUISITION OF BARKERVILLE GOLD MINES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

(Toronto, Ontario and Montréal, Québec – November 21, 2019) – Osisko Gold Royalties Ltd (TSX & NYSE: OR) ("Osisko") and Barkerville Gold Mines Ltd. (TSXV: BGM) ("Barkerville") are pleased to announce the successful completion of their previously-announced business combination, pursuant to which, among other things, Osisko has acquired all of the issued and outstanding common shares of Barkerville which it did not already own by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the "Arrangement"). The Arrangement became effective at 12:01 a.m. (Vancouver Time) on November 21, 2019 resulting in Barkerville becoming a wholly-owned subsidiary of Osisko.

Under the terms of the Arrangement, each former shareholder of Barkerville is entitled to receive 0.0357 of a common share of Osisko (each whole share, an "Osisko Share") in exchange for each common share of Barkerville (each whole share, a "Barkerville Share") held immediately prior to the effective time of the Arrangement (the "Arrangement Consideration"). Further, under the Arrangement, holders of options to acquire Barkerville Shares outstanding immediately prior to the effective time of the Arrangement received replacement options, entitling the holders thereof to receive Osisko Shares in lieu of Barkerville Shares, as adjusted in accordance with the plan of arrangement.

"We are pleased to have concluded this transaction with Barkerville, and look forward to leveraging our industry-leading technical team, with a proven track record of creating value through resource discovery, project development and mine operation, to create value for Osisko's shareholders and to realize the potential upside of the Cariboo project. We would like to thank Barkerville's board of directors, management and shareholders for their hard work and support of this transaction," commented Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko.

Chris Lodder, President and Chief Executive Officer of Barkerville, stated: "We are very pleased to have closed this transaction and look forward to joining forces with Osisko, which continues to demonstrate its leadership and vision with the launch of the Northern Spirit Discovery Group. We look forward to participating in the future success of Osisko."

In order to receive the Arrangement Consideration in exchange for their Barkerville Shares, registered shareholders of Barkerville must complete, sign, date and return the Letter of Transmittal that was mailed to each registered shareholder of Barkerville. The Letter of Transmittal is also available (i) from Barkerville's depositary, Computershare Investor Services Inc., that can be contacted by telephone at: 1 (800) 564-6253 (North American Toll Free) / 1 (514) 982-7555 (Overseas) or by e-mail at: corporateactions@computershare.com, or (ii) on SEDAR (www.sedar.com) under Barkerville's issuer profile.

With the Arrangement now complete, Osisko intends to cause the Barkerville Shares to be delisted from the TSX Venture Exchange (expected on or about close of markets on November 22, 2019), and Barkerville intends to submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations.

Following the completion of the Arrangement, the board of directors of Barkerville has been reconstituted to include Sean Roosen, Bryan A. Coates, Luc Lessard and Chris Lodder.

Further details regarding the Arrangement are set out in Barkerville's management information circular dated October 15, 2019 which is available on SEDAR (www.sedar.com) under Barkerville's issuer profile.

Early Warning Reporting

By virtue of its acquisition of all the issued and outstanding Barkerville Shares under the Arrangement, Osisko is required to file an early warning report pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (the "Early Warning Report"). A copy of the Early Warning Report will be filed on SEDAR (www.sedar.com) under Barkerville's issuer profile.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by four cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 19.9% interest in Falco Resources Ltd and a 16.3% interest in Osisko Mining Inc.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

About Barkerville Gold Mines Ltd.

Barkerville Gold mines Ltd. is focused on developing its extensive mineral rights package located in the historical Cariboo Mining District of central British Columbia. Barkerville's Cariboo Gold Project mineral tenures cover 1,950 square kilometres; along a strike length of 67 kilometres which includes several past producing placer and hard rock mines, making it one of the most well-endowed land packages in British Columbia. Since the management change in mid-2015, the Corporation has unlocked the fundamental structural controls of gold mineralization. Barkerville's brownfields exploration team is focused on developing and delineating a mineable resource within the 8 kilometres of principle project area located near the town of Wells, British Columbia. Barkerville's greenfields team is developing quality exploration assets throughout the remaining land package through systematic, scientific, exploration. The operation's team is focused on completing required studies in order to permit underground mining on Cow and Island Mountains.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate to, among other things, the benefits of the Arrangement to the shareholders of Osisko and Barkerville, as the case may be; the potential upside of the Cariboo project; the future success of Osisko, if any; the timing and ability of Osisko to cause the Barkerville Shares to be delisted from the TSX Venture Exchange; and the timing and ability of Barkerville to obtain an order that it has ceased to be a reporting issuer and to terminate its public reporting requirements.

These forward-looking statements are based on reasonable assumptions and estimates of management of Osisko, as the case may be, at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Osisko, as the case may be, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: the synergies expected from the Arrangement not being realized; errors in geological modelling; the ability of exploration, including drill results, to accurately predict mineralization; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets and the market price of Osisko Shares; regulatory delays and errors; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Osisko, as the case may be, believes, or believed at the time, to be reasonable assumptions, Osisko, as the case may be, cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended.

Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Osisko does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold in the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein.

For further information, please contact Osisko Gold Royalties Ltd:

Bryan A. Coates
President
Tel. (514) 940-0670
bcoates@osiskogr.com